As filed with the Securities and Exchange Commission on February 18, 2009
Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-10
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CAMECO CORPORATION
(Exact name of Registrant as specified in its charter)

Canada	1090	98-0113090
(Province or Other Jurisdiction	(Primary Standard Industrial Classification)	(I.R.S. Employer Identification Number
of Incorporation or Organization)	Code Number (if applicable))	(if applicable))
Cameco Corporation
2121 – 11th Street West,
Saskatoon, Saskatchewan
Canada S7M 1J3
(306) 956-6200
(Address and telephone number of Registrant’s principal executive offices)
Scott Melbye, Cameco Inc., One Southwest Crossing, Suite 210, 11095 Viking Drive, Eden Prairie, Minnesota 55341, (306) 956-6200
(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Christopher W. Morgan, Esq.	Gary M.S. Chad, Q.C.	Robert Lando, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Senior Vice-President, Governance,	James Lurie, Esq.
222 Bay Street	Law and Corporate Secretary	Osler, Hoskin & Harcourt LLP
Suite 1750, P.O. Box 258	Cameco Corporation	620 Eighth Avenue – 36th Floor
Toronto, Ontario	2121 – 11th Street West,	New York, New York 10018
Canada M5K 1J5	Saskatoon, Saskatchewan
Canada S7M 1J3
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after effectiveness of this Registration Statement.

Province of Saskatchewan, Canada
(Principal jurisdiction regulating this offering (if applicable))

It is proposed that this filing shall become effective (check appropriate box):
A.☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)

B.☑	At some future date (check the appropriate box below):
1.☐	pursuant to Rule 467(b) on at (designate a time not sooner than 7 calendar days after filing)

2.☐	pursuant to Rule 467(b) on at (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on

3.☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.☑	After the filing of the next amendment to this form (if preliminary material is being filed).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf short form prospectus offering procedures, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Proposed maximum
Title of each class of securities to	aggregate offering	Amount of
be registered	price(1)	registration fee
Common Shares	US$365,056,000	US$14,347

(1)	Estimated solely for purposes of calculating the Registration Fee. U.S. dollar amounts are based on the Bank of Canada noon rate of Cdn$1.00 = US$0.7936 on February 17, 2009.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED FEBRUARY 18, 2009

PRELIMINARY PROSPECTUS

Cameco Corporation

Cdn$

Common Shares

This offering (the “Offering”) of common shares (“Common Shares”) of Cameco Corporation (“us”, “Cameco” or the “Company”) consists of           Common Shares at a price of $      per Common Share.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “CCO” and the New York Stock Exchange (the “NYSE”) under the trading symbol “CCJ”. On February 17, 2009, the last trading day prior to the date of this prospectus, the closing price of the Common Shares on the TSX was Cdn$18.17 and on the NYSE was US$14.37.

You should carefully review and evaluate certain risk factors before purchasing the Common Shares. See “Risk Factors”, beginning on page 6 of this prospectus.

All dollar amounts in this prospectus are in Canadian dollars, unless otherwise indicated. See “Currency and Exchange Rate Information”.

	Per Share	Total

Public Offering Price	Cdn$	Cdn$
Underwriting Commission	Cdn$	Cdn$
Proceeds, before expenses, to the Company	Cdn$	Cdn$

We have granted to BMO Nesbitt Burns Inc. (“BMO”) and RBC Dominion Securities Inc. (“RBC DS”) (collectively, the “Underwriters”) a 30-day option from the closing date of this Offering (the “Over-Allotment Option”) to purchase up to an additional           Common Shares to cover over-allotments.

Delivery of the Common Shares is expected to be on or about          , 2009.

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

You should be aware that the acquisition of the Common Shares offered hereby may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the tax discussion in this prospectus and consult your local tax advisor.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, that some or all of our officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of our assets and said persons may be located outside the United States.

Neither the SEC nor any state or Canadian securities commission or regulator has approved or disapproved of these securities, passed upon the accuracy or adequacy of this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

BMO Capital Markets	RBC Capital Markets

The date of this prospectus is          , 2009

In this short form prospectus, references to “Cameco”, the “Company”, “we”, “us” and “our” refer to Cameco Corporation and/or, as applicable, one or more of our subsidiaries. Our financial statements that are incorporated by reference into this short form prospectus have been prepared in accordance with generally accepted accounting principles in Canada and have been reconciled to generally accepted accounting principles in the United States.

You should only rely on the information contained or incorporated by reference in this short form prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this short form prospectus or information incorporated by reference in this short form prospectus is accurate only as of the date of this short form prospectus or the incorporated document, as the case may be. Our business, operating results, financial condition and prospects may have changed since that date.

NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements in this short form prospectus and the information incorporated herein which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “predict”, “outlook”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy”, and the negative of any of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information or statements. Discussions containing forward-looking statements may be found, among other places, in “The Company” and “Recent Developments” sections herein and in the “General Development of The Business”, “The Nuclear Business”, “Bruce

Power LP — Nuclear Electrical Generation”, “Centerra Gold Inc.” and “Risk Factors” sections of our Annual Information Form (as defined herein) and other documents incorporated by reference herein. Examples of forward-looking information and statements in this short form prospectus and the Annual Information Form and the other documents incorporated by reference herein include, but are not limited to: the status of negotiations with the Kyrgyz Republic; the target date for the resumption of UF6 production at Port Hope; mineral resource and mineral reserve estimates; our forecasts relating to mining activities relating to McArthur River, Rabbit Lake and Inkai; and our forecast for sealing the August 12, 2008 water inflow at Cigar Lake.

There are risk factors that could cause actual results to differ materially from the forward-looking information and statements in this short form prospectus and the information incorporated herein. Factors that could cause such differences include, without limitation: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity and gold; competition; the financial results and operations of Bruce Power Limited Partnership (“Bruce Power”) and Centerra Gold Inc. (“Centerra”); the impact of change in foreign currency exchange rates (such as Canadian/U.S. rates), interest rates and costs of reagent supplies critical to production; imprecision in production, costs (including capital costs), decommissioning, reclamation, mineral reserve and tax estimates; the impact of significant cost increases, in particular capital cost increases; litigation or arbitration proceedings (including as the result of disputes with governments (including tax authorities), suppliers, customers or joint venture partners); inability to enforce legal rights; default by one or more significant customers or critical suppliers; defects in title; environmental, safety and regulatory risks including increased regulatory burdens, long-term waste disposal and the risk of uranium and production-associated chemicals affecting the soil and groundwater at the Port Hope site and other sites; unexpected or challenging geological or hydrological conditions (including at the McArthur River, Cigar Lake, Rabbit Lake and Kumtor deposits); adverse mining conditions; reduction in mineral reserves due to geotechnical or other risks; political risks arising from operating in certain developing countries (including the Kyrgyz Republic, Kazakhstan and Mongolia); nationalization risk; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies (including legislation in Kazakhstan allowing the government to renegotiate previously signed agreements); demand for nuclear power; replacement of production (including through placing Inkai and Cigar Lake into production, transitioning to new mining areas at McArthur River beginning in 2009, and overcoming geotechnical challenges at the Kumtor deposit); failure to maintain or construct sufficient tailings capacity for uranium and gold production; the risk of uranium and conversion service providers failing to fulfill delivery commitments or requiring material amendments to agreements relating thereto (including the Russian HEU Agreement); failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods (including flooding of McArthur River, Cigar Lake or Rabbit Lake), earthquakes, pit wall failure (including further highwall ground movement at the Kumtor mine), tailings pipeline and dam failures, and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of, our and our customers’ facilities; availability of reagents and supplies critical to production (including the availability of acid at our operations in Kazakhstan and hydrofluoric acid at our Port Hope UF6 conversion plant) at reasonable cost; decrease in electrical production due to planned and unplanned outages; success and timely completion of planned development and remediation projects (including the remediation of and return to pre-flood construction and development at Cigar Lake); failure of radiation protection plans; the risk of a significant decline in general economic conditions; and other development and operating risks. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the risk factors that could affect us. Additional risk factors are noted elsewhere in this short form prospectus and under the heading “Risk Factors” in the Annual Information Form and under the heading “Risk and Risk Management” in the Management’s Discussion and Analysis (as defined herein).

Forward-looking information and statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: the absence of material adverse changes in the ability of our business units to supply products and services, other than as disclosed; there being no disruption of supply from third party sources; there being no significant changes in current estimates for sales volume, purchases and prices for uranium, conversion services, electricity, and gold; the expected spot prices and realized prices for uranium; the average gold spot price; our effective tax rate; there being no significant adverse change in foreign currency exchange rates, interest rates or tax rates; there being no significant changes in production, costs (including capital costs), decommissioning, reclamation, tax and mineral reserve estimates; there being no significant changes in our ability to comply with current environmental, safety and other regulatory requirements, and the absence of any material increase in regulatory compliance requirements; our ability to obtain regulatory approvals in a timely manner; the status of geological, hydrological and other conditions at our and Centerra’s mines; the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, adverse changes in government legislation, regulations or policies, or litigation or arbitration proceedings; continuing positive labour relations, and that no significant strikes or lockouts will occur; the success and timely completion of planned development and remediation projects and the replacement of production; and that general economic conditions do not deteriorate beyond currently anticipated levels. Forward-looking information and statements are also based upon the assumption that none of the identified risk factors that could cause actual results to differ materially from the forward-looking information and statements will occur.

The forward-looking information and statements included in this short form prospectus and the documents incorporated herein by reference represent our views as of the date of such documents and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we specifically disclaim any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this short form prospectus and the documents incorporated herein by reference about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action are presented for the purpose of assisting our securityholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.

There can be no assurance that the forward-looking information and statements will prove to be accurate, and actual results and future events could vary or differ materially from those anticipated by them. Accordingly undue reliance should not be placed on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2009 involve greater risks and require longer term assumptions and estimates from those for 2009, and are consequently subject to greater uncertainty. Therefore, special caution should be taken in terms of placing reliance on such long-term forward-looking information and statements.

NOTICE TO UNITED STATES INVESTORS REGARDING MINERAL RESERVES AND RESOURCES

This short form prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included or incorporated by reference in this short form prospectus have been, and will be, prepared in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and mineral reserve and resource information contained in or incorporated by reference into this short form prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and mineral reserves reported by us in compliance with NI 43-101 may not qualify as “reserves”

under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation existing under the laws of Canada. A majority of our assets are located outside of the United States and most of our directors and officers and some of the experts named in this short form prospectus are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. We have been advised by Osler, Hoskin & Harcourt LLP, our Canadian counsel, that a judgment of a United States court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

We have filed with the SEC, concurrently with the registration statement on Form F-10 relating to the Offering, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Scott Melbye as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the Offering.

CURRENCY AND EXCHANGE RATE INFORMATION

All references to “$”, “Cdn$” and “dollars” in this short form prospectus refer to Canadian dollars, unless otherwise stated. References to “US$” in this short form prospectus refer to United States dollars. The following table sets forth, for each of the years indicated, the year-end noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one Canadian dollar in exchange for U.S. dollars using information provided by the Bank of Canada.

	Year ended December 31,
	2008	2007	2006

High	$1.0289	$1.0905	$0.9099
Low	$0.7711	$0.8437	$0.8528
Average	$0.9441	$0.9348	$0.8820
Year-End	$0.8166	$1.0120	$0.8581

The noon exchange rate on February 17, 2009, using information provided by the Bank of Canada for the conversion of Canadian dollars into United States dollars, was $1.00 equals US$0.7936.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities regulatory authorities in each of the provinces of Canada are specifically incorporated by reference in this short form prospectus:

(a)	Our Annual Information Form dated March 28, 2008 (the “Annual Information Form”) for the year ended December 31, 2007, but expressly excluding the audited consolidated financial statements of Cameco as at December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006 and management’s discussion and analysis of Cameco for the year ended December 31, 2007, which were incorporated by reference therein;

(b)	Our Management Proxy Circular dated March 11, 2008 in connection with the Annual and Special Meeting of Shareholders held on May 15, 2008;

(c)	Our Audited Consolidated Financial Statements (the “Consolidated Financial Statements”) as at December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007 and related notes, together with the auditors’ report thereon;

(d)	Our “Reconciliation to United States GAAP” relating to the Consolidated Financial Statements and related notes, together with the auditors’ report thereon filed on February 13, 2009;

(e)	Our Management’s Discussion and Analysis dated February 16, 2009 in respect of the Consolidated Financial Statements (the “Management’s Discussion and Analysis”);

(f)	Our Material Change Report dated January 11, 2008 relating to the announcement that the Rabbit Lake operation resumed normal mining activities after sealing off the source of a water inflow;

(g)	Our Material Change Report dated July 7, 2008 relating to our receipt of regulatory approval to pump water out of the flooded Cigar Lake mine;

(h)	Our Material Change Report dated August 15, 2008 relating to our completion of the acquisition of a 70% interest in the Kintyre uranium exploration project in Western Australia for US$346.5 million; and

(i)	Our Material Change Report dated August 18, 2008 relating to the suspension of remediation work at the No. 1 shaft at Cigar Lake after an increase in the rate of water inflow in the mine.

Any annual information form, annual or interim financial statement and related management’s discussion and analysis, material change report (other than a confidential material change report), business acquisition report, information circular or disclosure document filed pursuant to an undertaking to a Canadian securities regulatory authority filed by us with any securities commission or similar regulatory authority in Canada subsequent to the date of this short form prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference into this short form prospectus, as well as any other document so filed by us which expressly states it is to be incorporated by reference into this short form prospectus. In addition, any report on Form 6-K furnished by us to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this short form prospectus, shall be deemed to be incorporated by reference into this short form prospectus and the registration statement on Form F-10 of which this short form prospectus forms a part, if and to the extent expressly provided in such report. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available at the SEC’s website at www.sec.gov.

Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

RISK FACTORS

An investment in the Common Shares involves certain risks. Before making an investment decision, you should carefully consider the following risks, as well as all of the other information in this short form prospectus and in the documents incorporated herein by reference, including the risk factors found in the Annual Information Form (particularly pages 111 — 131 thereof) and the Management’s Discussion and Analysis (particularly pages 81 — 98 thereof). See “Documents Incorporated by Reference”. If any of those risks actually occur, our business, financial condition, results of operations, cash flows and prospects could be harmed. Such risks and uncertainties are not the only ones we face. Additional risks and uncertainties, including those of which we are currently unaware or that are deemed immaterial, may also adversely affect our business, financial condition, results of operations, cash flows and prospects.

Risks and Other Considerations Related to Our Business and this Offering

Current Global Financial Condition

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing and bank credit has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These and other factors may affect our ability to obtain equity or debt financing in the future on favourable terms. Additionally, these factors, as well as other related factors, may cause decreases in our asset values that may be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, or if more extensive disruptions of the global financial markets occur, our operations could be adversely impacted and the trading price of our Common Shares may be adversely affected.

Market Price of Common Shares

There can be no assurance that an active market price for the Common Shares will be sustained after this Offering. Securities of mining companies have experienced substantial volatility in the past, and especially since the latter part of 2008, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where such companies carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of our securities is also likely to be significantly affected by short-term changes in commodity prices, currency exchange fluctuation and the political environment in the countries in which we do business and globally. Factors such as fluctuations in our operating results, the result of any public announcements made by us, and general market conditions can also have an adverse effect on the market price of our securities, including the Common Shares offered hereby. The trading price of our Common Shares has been and may continue to be subject to large fluctuations, which may result in losses to investors. The high and low closing sale prices of our Common Shares on the TSX were $48.67 and $36.10 in 2006; $59.46 and $35.49 in 2007; and $43.80 and $15.46 in 2008, respectively. The high and low closing sale prices of our Common Shares on the NYSE were US$44.20 and US$31.60 in 2006; US$55.60 and US$35.24 in 2007; and US$43.34 and US$11.81 in 2008, respectively. (The foregoing Common Share information is adjusted for our February 17, 2006 two-for-one stock split of the outstanding Common Shares.)

Potential Dilution

Our Articles of Incorporation (our “Articles”) allow us to issue an unlimited number of Common Shares. Upon the completion of this Offering and assuming no stock options are exercised during such period, a total of           Common Shares will have been issued (           Common Shares if the Over-Allotment Option is exercised in full). We continually evaluate acquisition opportunities, and although we are not currently party to any definitive agreements, we may engage in acquisitions that result in the issuance of additional Common Shares, which issuances may be dilutive. Other issuances of additional Common Shares may also result in dilution to the holders of the Common Shares.

Limits on the Holdings of Residents and Non-Residents of Canada

No resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 25% of the votes that may ordinarily be cast to elect our directors. Similarly, no non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 15% of the votes that may ordinarily be cast to elect our directors. Further, the votes attaching to our securities held, beneficially owned or controlled, directly or indirectly, by all non-residents of Canada together, and cast at any meeting of our shareholders, will be counted or pro-rated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by the shareholders at that meeting. In certain prior years, including in 2008, we have limited the counting of votes cast by non-residents of Canada at our annual shareholder meeting to abide by this restriction, which resulted in non-residents of Canada receiving less than one vote per share.

Our Articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends and other distributions to shareholders, prohibitions against the issue and transfer of securities and suspension of all remaining shareholders’ rights.

THE COMPANY

We are one of the world’s largest uranium producers. Our competitive position is based on our large, high-grade mineral reserves and low-cost mining operations, significant market position and access to other supplies of uranium and uranium conversion services. We are also one of the four significant commercial converters of uranium concentrates

(“U3O8”) to uranium hexafluoride (“UF6”) in the western world and the only commercial supplier of services to convert uranium concentrates to uranium dioxide (“UO2”) in the western world and, through a subsidiary, one of two Canadian commercial suppliers of fuel fabrication services for CANDU reactors. We continue to explore actively for uranium in a number of countries.

Through subsidiaries, we have a 31.6% limited partnership interest in Bruce Power, which leases and operates four reactors in Southwestern Ontario.

Through subsidiaries, we also own approximately 52.7% of Centerra, the largest western-based gold producer in Central Asia and the former Soviet Union. Centerra, which is publicly traded, operates and has a 100% interest in two producing gold mines, the Kumtor mine in the Kyrgyz Republic and the Boroo mine in Mongolia.

Further particulars with respect to our business operations and ownership restrictions are contained under the headings “General Development of the Business”, “The Nuclear Business”, “Bruce Power LP — Nuclear Electrical Generation”, “Centerra Gold Inc.” and “Description of Securities — Restrictions on Ownership and Voting” in the Annual Information Form and in the other documents incorporated herein by reference.

RECENT DEVELOPMENTS

Credit Facilities

In early February 2009, we reached an agreement with the lenders under our $470 million credit facility to increase the limit to $500 million and to extend the maturity date of the facility to June 16, 2010. We also put in place an additional $100 million in short-term bank credit, which matures in February 2010 and includes terms similar to those of the increased $500 million facility.

Rabbit Lake

In 2008, we were successful in adding mineral reserves at Rabbit Lake, extending the expected mine life by one year, to 2013.

Cigar Lake

With respect to our Cigar Lake property which is under development, we have confirmed that the main source of the increased water inflow observed on August 12, 2008, is from a fissure located in the top of the tunnel on the 420 metre level.

We have developed a remediation plan to seal the tunnel. The plan includes remotely installing bulkheads on either side of the inflow location and then injecting concrete and grout into the tunnel and ultimately into the rock through holes drilled from the surface. The equipment necessary to accomplish this has been mobilized and some initial work both on the surface and on the 420 metre level has started. The work on the 420 metre level involves removal of pipes, doors, ventilation ducting, loose sand and other miscellaneous items. This is being done using submersible, remotely operated vehicles that are commercially available for this type of work. We estimate that sealing of the August 12, 2008 inflow will take most of 2009.

Remediation of shaft 2 continues following a water inflow at the base of the shaft in April 2006. The water inflow resulted in flooding and cessation of activities in the shaft, which is not connected to the rest of the underground development. During the fourth quarter of 2008, dewatering of shaft 2 commenced. Water was removed down to the 260 metre level and held there for several weeks. The inflow measured during this time was very low and stable, confirming that the sources of the inflow have been sealed. In preparation for further lowering the water level, the installation of ventilation and water pumping infrastructure began in the shaft. It is anticipated that removal of all water in the shaft will be completed in the second quarter of 2009.

We have incurred $359 million in capital costs to develop Cigar Lake to the end of 2008. In addition to capital costs, our share of remediation expenses is now expected to total $92 million, of which $46 million has been expensed to the end of 2008. In 2009, we expect to spend $21 million on remediation expenses for Cigar Lake. We no longer anticipate production in 2011 and are assessing the impact of the August inflow on the planned production date and capital cost estimate. There can be no assurance as to when production will commence or that other occurrences will not further delay production.

Inkai

In 2008, our share of production from Joint Venture Inkai (“Inkai”) in Kazakhstan was 0.3 million pounds U3O8. During the fourth quarter of 2008 commissioning of the front half of the main processing plant was completed and the processing of solutions from block 1 was initiated. Production during the year was hampered by a number of operational issues, the most significant of which was a shortage of sulphuric acid, compounded by a slower uranium dissolution rate than we experienced in the test mine conducted in block 2. Work to accelerate the dissolution rate and increase the production rate in block 1 continued through the fourth quarter.

The availability of acid improved through the fourth quarter of 2008 with delivery of material obtained from outside as well as inside Kazakhstan. Currently the project is receiving an adequate supply to acidify the wellfields in preparation for commercial production in 2009.

A new Kazakh tax code became law on January 1, 2009. Inkai has received a letter from the Ministry of Energy and Mineral Resources (“MEMR”) requiring that Inkai amend the existing Resource Use Contract to reflect the new tax regime, despite the fact the Resource Use Contract contains provisions stabilizing the tax regime applicable to Inkai to that which was in effect at the date the contract was signed in 2000. We are in discussions with the MEMR over this matter and are assessing the impact of the new tax code, including on the tax stabilization provisions of the Resource Use Contract, pending the issuance of the detailed calculation of the applicable taxes. Obtaining necessary ongoing government approvals and amendments to the Resource Use Contract may be dependent on Inkai’s acceptance of the new tax regime.

The Kazakh parliament is also considering a draft of a new Subsoil Law which would change the framework and procedures connected with the granting of subsoil rights, and the regulation of activities of subsoil users, which applies to Inkai. It is contemplated that this new Subsoil Law will enter into force six months after its adoption by parliament and signature by the President. The new Subsoil Law introduces significant changes in the regulation of the activities of subsoil users, including the abolition of the existing stabilization regime for all subsoil users, except for those operating under product sharing agreements and subsoil use contracts approved by the Kazakh President. We do not know if the exemption described above will apply to Inkai, or when the proposed legislation will be adopted, or what will be contained in the final provisions of any new law. The most recent draft law provides that disputes among the subsoil user and the government are to be resolved through the courts in Kazakhstan and does not provide for international arbitration, as is the case under the current Resource Use Contract. We are assessing the implications for Inkai, including the stabilization provisions of Inkai’s Resource Use Contract.

Port Hope

Our UO2 plant at Port Hope, Ontario restarted production in mid-January 2009 after being shut down for an extended planned maintenance period. Floors and in-floor structures have been brought up to the new standards of our UF6 plant.

In late November 2008, Cameco suspended UF6 production at Port Hope because it was unable to resolve a contract dispute relating to the supply of hydrofluoric acid. We continue discussions to broaden our sources of supply. We have taken actions that are intended to allow us to meet utility delivery commitments through the first half of 2009, and we intend to resume UF6 production in the second half of 2009.

Centerra

In August 2007, we and Centerra signed framework agreements with the government of the Kyrgyz Republic, which provided for the government’s full commitment to and support of Centerra’s continuing long-term development of the Kumtor project. The agreements were subject to a number of conditions, including approval by the parliament of the Kyrgyz Republic. On June 2, 2008, we reported that the framework agreements had not been ratified by the parliament of the Kyrgyz Republic within the time frame agreed to by the parties, and had therefore expired.

In addition, litigation both within the Kyrgyz Republic and pursuant to international arbitration proceedings has put in issue the validity of certain licenses and agreements pursuant to which the Kumtor mine is operated and satellite deposits are explored and developed. As a result of this litigation, the State Agency for Geology and Mineral Resources Management of the Kyrgyz Republic has advised Centerra that certain exploration and development activities should be temporarily suspended. Gold production, however, continues at the central pit of the Kumtor mine. Discussions continue with a Kyrgyz government working group to resolve outstanding issues relating to the Kumtor project.

Finally, in 2008, Kumtor was made the subject of several new tax assessments and investigations by the Kyrgyz tax authorities. Kumtor is continuing to cooperate with the relevant authorities and continues to pay all taxes in accordance with applicable laws and the original investment agreements and Centerra believes there is no basis for these investigations and assessments.

The current pit design at Kumtor assumes that the glacial till and bedrock will be hydrologically depressurized to permit mining at the planned pitwall slope angles. Geotechnical work to date has indicated that the till is amenable to depressurization. A program to hydrologically depressurize the till and bedrock was implemented in 2008. Therefore, to reflect the technical risks associated with implementing the depressurization program, all remaining mineral reserves in the central pit at Kumtor have been reclassified to probable mineral reserves. All ore in stockpile inventory as of December 31, 2008, has been placed in the proven mineral reserve category.

Bruce Power

Bruce Power’s five-year licence to operate the Bruce B reactors was to expire on March 31, 2009. After completion of day-one hearings, the Canadian Nuclear Safety Commission (the “CNSC”) temporarily extended the licence to October 31, 2009 to allow completion of the day-two hearings.

McArthur River Technical Report

McArthur River in northern Saskatchewan is an underground uranium mine, in which we have a direct and indirect interest of 69.805%. It contains the world’s largest known high-grade uranium deposit. McArthur River is owned by three joint venture partners: us (55.844%); AREVA Resources Canada Inc. (“AREVA”) (16.234%); and UEM Inc. (27.922%), a company equally owned by us and AREVA. We are the operator.

A technical report on the McArthur River mine (the “McArthur River Report”), entitled “McArthur River Operation, Northern Saskatchewan, Canada”, dated February 16, 2009 with an effective date of December 31, 2008, has been prepared under the supervision of David Bronkhorst, P. Eng., Charles R. Edwards, P. Eng., Alain G. Mainville, P. Geo., Gregory M. Murdock, P. Eng., and Leslie D. Yesnik, P. Eng. in accordance with NI 43-101. A copy of the McArthur River Report is available electronically at www.sedar.com. Below is a summary of recent developments and changes to information in respect of the McArthur River mine since the filing of the Annual Information Form.

Mineral Reserve and Resource Estimate

A summary of the estimated mineral reserves and resources at the McArthur River mine, and our share thereof, as at December 31, 2008 is set out below.

Summary of Estimated Mineral Reserves and Resources

				Cameco’s Share
Category(1)(2)(3)(4)	Tonnes	Grade	Lbs U3O8	Lbs U3O8(5)
	(thousands)	(%U3O8)	(millions)	(millions)

Mineral Reserves(6)(7)(8)(9)(10)(11)
Proven	449.2	17.18	170.1(12)	118.8
Probable	280.0	26.33	162.5(12)	113.4

Total(13)	729.2	20.69	332.6(12)	232.2
Mineral Resources(14)(15)(16)
Measured	209.0	9.20	42.4	29.6
Indicated	39.8	8.37	7.4	5.1

Total(13)	248.8	9.07	49.7	34.7
Inferred(17)	642.6	9.81	139.0	97.0

(1)	We report mineral reserves and mineral resources separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources do not have demonstrated economic viability.

(2)	Mineral reserves and mineral resources were estimated based on the use of the raisebore, boxhole and blasthole stoping mining methods combined with freeze curtains.

(3)	Environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the above estimates of mineral reserves or mineral resources.

(4)	The geological model employed for McArthur River involves geological interpretations on sections and plans derived from surface and underground drillhole information.

(5)	Our share of total estimated mineral reserves and resources is 69.805%.

(6)	Mineral reserves have been estimated at a cutoff grade of 0.8% U3O8.

(7)	Mineral reserves have been estimated with an average allowance of 20% dilution from backfill mined.

(8)	Mineral reserves were estimated using 3-dimensional block models.

(9)	Mineral reserves have been estimated based on 95% mining recovery, a mining rate which is planned to vary between 110 and 130 tonnes per day and a full mill production rate of 18.7 million lbs U3O8 per year based on 98.4% mill recovery.

(10)	For the purpose of estimating mineral reserves in accordance with NI 43-101, a price of US$47 per lb U3O8 was used. For the purpose of estimating mineral reserves in accordance with U.S. Securities and Exchange Commission Industry Guide 7, an average price of US$70 per lb U3O8 was used. Estimated mineral reserves are the same at either price because of the insensitivity of the mineral reserves to the cut-off grade over the range of these two prices.

(11)	The key economic parameters underlying the mineral reserves include a conversion from U.S. dollars to Canadian dollars using a fixed exchange rate of US$1.00 = Cdn$1.22.

(12)	Lbs U3O8 are those contained in mineral reserves and do not include the estimated metallurgical recovery of 98.4%.

(13)	Totals may not add up due to rounding.

(14)	Mineral resources have been estimated at a minimum mineralized thickness of 1.0 metre and at a cut-off grade of 0.1% to 0.5% U3O8.

(15)	Mineral resources have been estimated with no allowance for dilution or mining recovery.

(16)	Mineral resources were estimated using cross-sectional method and 3-dimensional block models.

(17)	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred mineral resources will ever be upgraded to a higher category.

Alain G. Mainville, P. Geo., our Director, Mineral Resources Management, is the qualified person within the meaning of NI 43-101 for the purposes of the foregoing mineral reserve and resource estimates. There are numerous uncertainties inherent in estimating mineral reserves and resources. The reliability of any mineral reserve and resource estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in uranium prices, subsequent to the date of the estimate, may justify a revision to such estimates.

Production Forecast, Mine Life and Payback

Annual production from McArthur River is forecast at a rate of 18.7 million pounds of U3O8 per year until 2016, and declines thereafter until 2033. We estimate that McArthur River will have a mine life of at least 25 years with an expected pay back of capital invested by 2010.

In 2008, 16.6 million pounds of U3O8 was produced by toll milling McArthur River ore at Key Lake (our share was 11.6 million pounds). This was 2.1 million pounds less than the licensed annual production limit of 18.7 million pounds and represents the only time in the past five years that McArthur River’s annual production target was not achieved. The production shortfall resulted from various process and equipment problems experienced throughout the year. We believe that these problems have been corrected. Average mill metallurgical recovery for 2008 was 98.34%.

Transition to New Mining Areas

We are working on the transition to new mining areas at McArthur River, including mine planning, development and freeze hole drilling. Mineral reserves at McArthur River occur in four zones (Zones 1-4). Since mine startup in 1999, only Zone 2 has been mined. Zone 2 is divided into four panels (Panels 1, 2, 3 and 5). As extraction of Zone 2 (Panels 1, 2 and 3) progresses, we expect to place Zone 1, Zone 2 (Panel 5) and the lower mining area of Zone 4 into production in stages between 2009 and late 2010, subject to regulatory approval.

Freeze drilling and raisebore access for lower Zone 1 has been developed on the 530 metre level. As a precautionary measure, the 560 metre level extraction chamber development will not be initiated until the production freeze wall has been established. Freeze drilling for lower Zone 1 is scheduled to begin in the second quarter of 2009.

At Zone 2 (Panel 5), the brine system to form the new freeze wall was activated in the fourth quarter of 2008. Approximately six months of freeze time are required before the raise bore chamber can be safely developed. We intend to produce over 85 million pounds of U3O8 from this area, and initial production is anticipated in the second half of 2009.

In November 2008, the lower extraction area for lower Zone 4 development on the 590 metre level encountered a small inflow of water that was captured and controlled. The inflow has not caused us to alter any planned mining on the 590 metre level, but full grouting of the inflow area is required before development resumes. Overall, lower Zone 4 is classified as higher risk development and we have adjusted our development and production schedules to recognize and mitigate these risks. In 2009, development of this lower zone will continue and freeze hole drilling is expected to take place. Production from this area is now scheduled for 2010.

During the fourth quarter of 2008, access was successfully re-established along the previously backfilled Zone 2 (Panel 3) freeze wall on the 530 metre level. This mining area will be used to extend the life of Panel 3 and is part of the revised production plan for 2009 to address the rescheduling of production from lower Zone 4.

Evaluation of Alternative Mining Methods

The mining of the McArthur River deposit faces a number of challenges, including groundwater control, weak rock formations and radiation. Based on these challenges, non-entry mining methods — including the raise boring method — will be required to mine the majority of the deposit.

We plan to continue using the current raise boring mining method to extract ore from lower Zone 1, Zone 2 (Panels 1, 2, 3 and 5) and the lower mining area of Zone 4. Alternate mining methods planned for other Zones of the ore body include boxhole boring and blasthole stoping.

In 2005, we determined that the boxhole boring mining method will be better suited for the upper mining area of Zones 1, 3 and 4, because it will allow development from a preferred location. We plan to use this mining method for production from upper Zone 4 beginning in 2013. Boxhole boring is a vertical development technique used at a few mines around the world; however, this will represent its first application to uranium mining as a production method. We have some experience with boxhole boring, as we previously tested the method at Rabbit Lake and Cigar Lake. Additional testing at McArthur River will be required to evaluate the productivity of this method and will require additional operational development during test work and initial mining phases.

Technical challenges associated with boxhole boring include reaming through frozen ground, raise stability, controlling raise deviation, material handling and control of radiation exposure. Accordingly, we have scheduled a long lead-time for implementation to ensure the technical challenges are understood and risks mitigated. Until we have fully developed and tested the boxhole boring method at McArthur River, there is uncertainty as to future estimated productivity. The first boxhole test raise at McArthur River was set up at the end of 2008, and pilot hole drilling commenced in early January 2009. Three raises in waste are planned for 2009 as is completion of freeze drilling for a boxhole boring ore extraction test area. The brine distribution system for this area will be installed in 2009 to permit test raise excavation in 2010. We have CNSC approval for the boxhole test program in waste and expect to provide a second submission for boxhole boring in ore planned for 2010.

Permitting

Three permits must be maintained to operate the mine at McArthur River. We hold a “Uranium Mine Facility Operating License” from the CNSC and an “Approval to Operate Pollutant Control Facilities” and a “Permit to Operate Waterworks” from the Saskatchewan Ministry of Environment (“SMOE”). The CNSC operating license was renewed for a five-year term in 2008 and expires on October 31, 2013. The current SMOE permits will require renewal in 2009, as they expire on October 31, 2009. The renewal process for those permits has been commenced.

Three permits must be maintained to operate the Key Lake uranium mill, where ore from McArthur River is processed. We hold a “Uranium Mill Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” and a “Permit to Operate Waterworks” both from SMOE. The CNSC operating licence was renewed for a five-year term in 2008 and expires on October 31, 2013. The SMOE permits will require renewal in 2009, as they expire on November 30, 2009. The renewal process for those permits has been commenced.

Annual License Capacity

We have applied to increase the annual licence capacity at both the McArthur River mine and the Key Lake mill to 22 million pounds U3O8 per year (compared to the current 18.7 million pounds of U3O8). This application has been undergoing a screening level environmental assessment (an “EA”) under the Canadian Environmental Assessment Act (“CEAA”) with the CNSC as the responsible authority. The EA has been delayed due to discussions with the CNSC regarding how to address the local accumulation of molybdenum and trace amounts of selenium in the Key Lake downstream environment.

We have developed an action plan to modify Key Lake’s effluent treatment process to reduce concentrations of molybdenum and selenium discharged into the environment. The CNSC operating licence includes a condition for the Key Lake mill to implement this action plan.

The action plan to modify the mill effluent treatment process was originally planned to be completed in the first part of 2008, but experienced difficulties in commissioning that subsequently required further project changes. We expect the project to be complete and the new process changes optimized in the first half of 2009. The project includes completing mechanical modifications and equipment conditioning necessary to increase a molybdenum and selenium removal circuit’s availability to greater than 80%. Depending on the relative success of this project in reducing molybdenum and selenium concentrations in the Key Lake mill effluent, further work identified in the action plan referred to in the license condition may or may not be required.

In addition to obtaining approval for the EA (which will be required to be re-submitted at the appropriate time) and license approval to operate at higher production levels, we will need to move to new mining zones at McArthur River and to implement various mill process modifications at Key Lake in order to sustain increased production levels. Mine planning development and freeze hole drilling for the McArthur River zone transition is ongoing and only after this transition is complete will we be in a position to fully assess the production rate capacity of the new mining zones. See “— Transition to New Mining Zones”.

If we receive approval for the increased production limit, we expect that annual production will range between current forecast production of 18.7 million pounds and 20 million pounds of U3O8 until such time as revitalization is completed at Key Lake. Annual production levels after the mill revitalization is complete are expected to be largely dependent on mine production. Accordingly, we anticipate it will be a number of years before we can achieve a sustainable increased production rate at these operations.

Revitalization of Key Lake Mill

A revitalization assessment of the Key Lake mill was completed in the first part of 2008. Subsequently, detailed engineering commenced and further assessment of alternative options began. The revitalization plan includes upgrading circuits to new technology for simplified operation, increased nominal production capacity, and improved environmental performance. The first aspects of the plan involve construction of a new acid plant and oxygen plant. Engineering and project planning for these replacement plants was advanced in 2008 and construction is planned to start in 2009, subject to regulatory approvals.

Tailings Management Facilities

There are two tailings management facilities at the Key Lake site. One is an above ground impoundment with tailings stored with compacted till embankments. This facility has not received tailings since 1996. We are reviewing several decommissioning options regarding this facility. The other tailings management facility is located within the Deilmann pit (the “Deilmann TMF”), which was mined out in the 1990s. At present, tailings from processing McArthur River ore are deposited in the Deilmann TMF.

In February 2009, we received regulatory approval for the deposition of tailings to a higher elevation in the Deilmann TMF. At current production rates, the approved capacity of the Deilmann TMF increases from five years to approximately eight years, assuming only minor storage capacity losses due to sloughing (or erosion) from the pit walls. Sloughing has occurred in the past, resulting in the loss of approved capacity.

We have also initiated technical pre-feasibility work to secure long-term tailings capacity at Key Lake that will be sufficient to hold all tailings generated from processing of McArthur River mineral reserves as well as substantial additional capacity to allow for other potential sources of production. This tailings option study is considering the feasibility of further extending the capacity of the Deilmann TMF and options for new tailings management facilities. We expect to submit a project description to regulatory agencies in 2009 that will initiate the environmental assessment process for securing long-term tailings capacity at Key Lake.

With respect to the ongoing operation of the Deilmann TMF, we have performed several studies to better understand the pitwall sloughing mechanism and initiated engineering work to design and build mitigation measures for prevention of sloughing. Sloughing has occurred in the past at the Deilmann TMF resulting in the loss of approved capacity. Although the situation has recently stabilized as a result of stabilizing the water level in the pit, there is a risk of further sloughing at the Deilmann TMF.

Decommissioning Key Lake and McArthur River

In 2003, Preliminary Decommissioning Plans (“PDPs”) for both the Key Lake and McArthur River operations were prepared by us and approved by both the CNSC and SMOE. The estimated cost of implementing these PDPs and addressing known environmental liabilities are reflected in two other associated documents called preliminary decommissioning cost estimates (“PDCEs”). These documents were revised in 2008 in support of the federal licence renewal process. Financial assurances to cover the 2008 PDCEs for McArthur River and for Key Lake operations were posted with SMOE in the form of irrevocable standby letters of credit. Based on the total estimated decommissioning costs presented and approved in these PDCEs, we have increased the financial assurance posted with the province of Saskatchewan to $120.7 million and $36.1 million for decommissioning the Key Lake and McArthur River operations, respectively.

Water Treatment Capacity

Following a water inflow incident in 2003 which temporarily suspended production at McArthur River, and as a result of a series of subsequent capacity improvements, we have increased pumping capacity at the McArthur River mine to 1,650 m3/h, with a potential to add additional capacity. We have the ability to treat between 750 and 800 m3/h through our conventional water treatment plant. In addition, another 750 m3/h contingency water treatment capacity is available which requires regulatory approval to use. Beyond that, we have water storage capability of 50,000 m3 in a surface pond which could provide several weeks storage for any inflows in excess of hourly treatment capacity.

Current discharge rates are limited by the SMOE, with approvals in place to release up to 360 m3/h during the period of April 15 to June 15 to allow passage of spawning fish through the downstream Read Creek culvert and up to 833 m3/h for the remainder of the year.

In 2009, McArthur River plans to upgrade the Read Creek culvert to allow fish passage during high flow conditions, apply to SMOE for removal of the 360 m3/h flow restriction, and submit an application to CNSC and SMOE for formal approval of the McArthur Contingency Water Management Plan that would allow us to operate the contingency water treatment plant and discharge at rates up to 1500 m3/h during mine inflow conditions.

Exploration and Drilling

We have been undertaking surface exploration drilling since 2004 to test the extension of mineralization previously identified from historical surface drill holes, to test new targets along strike and to evaluate the P2 trend north of McArthur River. As at December 31, 2008, approximately 80 surface drill holes totalling in excess of 42,000 metres were drilled comprising a combination of conventional and directional drilling. The P2 structure has now been tested at approximately 200 metre intervals for a distance of 4.3 kilometres north of McArthur River. Results continue to be encouraging and will require follow-up drilling. For 2009, $3.5 million has been budgeted towards diamond drilling on extension of the P2 fault both to the north and south of McArthur River.

Underground exploration drilling and development continued in 2008. Since 1993, over 630 underground drill holes, totaling in excess of 56,000 metres, have provided detailed information for 750 metres of strike length. Over 1,400 additional underground drill holes, totaling in excess of 85,000 metres, were drilled for geotechnical information, probe and grout covers, service and drain holes and freeze holes. Activity for 2009 focuses on evaluation of mineral resources, both to the north and to the south of the current mineral reserves. In 2008, mineral resources to the south of McArthur River were considered to have greater near term development potential for future mining due to established infrastructure and were made a higher priority exploration target. Tunneling of a north exploration drift was initiated in 2007 and will be followed up with underground exploration once sufficient access has been established. Mineral resources to the north of McArthur River are planned for further evaluation in either late 2009 or 2010, depending on the progress made in the south zone.

We continue to be satisfied with the quality of data obtained from the surface exploration and underground drilling at McArthur River and we consider this data valid for use in our estimate of mineral reserves and resources. This is supported by the annual reconciliation of the mine production to within 5% of the estimate of pounds of uranium for the last five years.

Sampling and Analysis

Surface drill hole locations at McArthur River are verified in the field by differential GPS or mine site surveyors. Holes are generally drilled on sections spaced at between 50 and 200 metres with 12 to 25 metres between holes on a section where necessary. Drilled depths averaged 670 metres. Vertical holes generally intersect mineralization at angles of 25 to 45 degrees, resulting in true widths being about 40% to 70% of the drilled width. Angled holes usually intercept the mineralized material perpendicularly, giving true width. All holes are radiometrically probed. A geologist examines the surface drill hole core in the field and determines and logs its overall characteristics including lithology, alteration, structure and mineralization. Any stratigraphy exhibiting noteworthy alteration, structures and radiometric anomalies are sampled for assay. Specific basement sampling procedures were based on the length of the interval to be sampled, and attempts were made to avoid having samples cross lithological boundaries. In addition, all core with radioactivity greater than 1000 cps is split and sampled for assay.

Detailed delineation drilling has been performed from underground drill bays over a strike length of 750 metres in the southern portion of the McArthur River deposit. Underground development has begun on the northern portion of the deposit, which will allow for future delineation drilling. Drilling is done from 30 metre spaced drilled stations with three fans of holes from each station and provides coverage of about 10 metres across the deposit which is considered to be adequate for mineral resource estimation. Underground drill samples are rarely analyzed because each hole is gamma logged with a downhole radiometric probe. The drill hole fans provide representative access for the gamma probes across the entire deposit. Radiometric probing is performed at 0.1 metre spacing in the radioactive zones and 0.5 metre spacing in unmineralized zones.

For surface drill holes, all uranium grade data is obtained from assaying core. Core recovery is generally considered excellent with local exceptions. The sample quality and representativeness of the surface drill holes is adequate for mineral resource estimation and mine planning. This has been validated on a number of occasions with underground drilling results in the vicinity of mineralized intervals drilled from the surface.

For underground drill holes, a small portion of the assay data used for mineral resource estimation is generated by assaying core to ascertain the U3O8 content past the probe limit of a hole or to provide correlation samples to compare against a probed interval. In these circumstances, the core is logged, photographed and then sampled for uranium analysis. The entire interval is sampled rather than splitting the core. This provides very high-quality samples in these areas. Core recovery in these areas can be excellent to poor. The sample quality and representativeness of the underground drill holes is adequate for mineral resource estimation and mine planning.

The following information is recorded for each sample: (a) hole number, date and name; (b) sample number; (c) from and to intervals and length; (d) recovered length; (e) SPP2 range of radioactivity; (f) weight; (g) core diameter; and (h) rock type, alteration, and mineralization. The sample number is written on a plastic bag and the sample is placed within. The bags are placed in a metal or plastic shipping drum, scanned by the radiation department and shipped to the Saskatchewan Research Council (“SRC”) in Saskatoon for analysis in accordance with the Transportation of Dangerous Goods regulations.

Sample information is verified by SRC personnel and samples are sorted according to radioactivity level. All samples are dried and further crushed and ground in secure radioactive facilities or in the main laboratory if determined to have minimal radioactivity. Samples are diluted and undergo ICP-OES analysis. A quality control sample is prepared and analyzed with each batch of samples. One of every 40 samples is analyzed in duplicate.

A number of quality control measures and data verification procedures are taken. Surveyed drillhole collar coordinates and hole deviations are entered in the database, displayed in plan views and sections and visually compared to the planned location of the holes. Core logging information is visually validated on plan views and sections and verified against photographs of the core or the core itself. Downhole radiometric probing results are compared with radioactivity measurements made on the core and drilling depth measurements. The uranium grade based on radiometric probing is validated with sample assay results when available. Comparisons of the information in the database against the original data are done, namely paper logs, deviation survey films, assay certificates and original probing data files. Since 2000, information collected from production activities, such as freeze holes, raise bore pilot hole probing, radiometric scanning of scooptram buckets and mill feed sampling, have been regularly compared to the drillhole data.

Quality assurance/quality control for underground drill hole information is focused on quality probing results. This is ensured by checks of the calibration of probes prior to use, by visually monitoring the radiometric measurements and by duplicating probe runs on occasions. Additional quality control is obtained through comparisons of the probing results with the core measurements and by visual inspection of the radiometric profile of each hole by an experienced geologist at the mine site or in Saskatoon. Reconciliation of the model to production is a very good indicator that grades estimated in the block model accurately reflect the mined grades.

We employ a data and quality assurance coordinator (“DQAC”) who is responsible for reviewing the quality of geochemical data received from laboratory contractors. The DQAC reviews the analyses provided by the lab using the results of standard reference materials as a benchmark. The DQAC together with project geologists determine whether re-assaying should be completed.

Security of Samples

All samples collected from McArthur River for determining uranium content by chemical analysis are prepared and analyzed under close supervision of a qualified geoscientist at the SRC which is a restricted access laboratory licensed by the CNSC for possession, transfer, import, export, use and storage of designation nuclear substances. Sample security is largely defined by regulation and all samples are stored and shipped in compliance with regulations. Tampering of samples is considered unlikely because of the high grades and the fact that core is scanned immediately after it is received at a sample preparation laboratory and grade is estimated at that point.

Taxes and Provincial Royalties

We pay both a basic royalty and a tiered royalty to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan) (the “Schedule”), as amended. The basic royalty is equal to 5% of gross sales of uranium and is reduced by the Saskatchewan resource credit, which is equal to 1% of the gross sales of uranium.

The tiered royalty applies only when the sales price of uranium exceeds levels prescribed by the Schedule. Uranium sales subject to the tiered royalty are first reduced by capital allowances, as permitted by the Schedule. Both the prices and the capital allowances prescribed in the Schedule are adjusted annually.

In 2008, the tiered royalty was calculated based on the positive difference between the sales price per pound of U3O8 and the following prescribed prices:

		Canadian Dollar
	Royalty Rate	Sales Price in Excess of:

	6%	$17.16
Plus	4%	$25.74
Plus	5%	$34.33

The index value to calculate 2009 tiered royalty rates is expected to be published in April 2009.

As a Saskatchewan resource corporation, we pay a corporate resource surcharge of 3.0% of the value of resource sales. For federal income tax purposes in Canada, 100% of the corporate resource surcharge is deductible.

CONSOLIDATED CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as at December 31, 2008, the date of the Consolidated Financial Statements, both actual and as adjusted to reflect the issuance of the Common Shares offered hereby (net of estimated Offering expenses) and the application of the net proceeds as described under “Use of Proceeds”. This table should be read in conjunction with the Consolidated Financial Statements and the Management’s Discussion and Analysis, which are incorporated by reference into this short form prospectus.

		December 31, 2008
		after giving effect
	December 31, 2008	to this Offering(1)
	(in thousands, except	(in thousands, except share
	share data)	data)

Cash and cash equivalents	$269,176	$

Short-term debt(2)	$99,992	$99,992

Long-term debt(3)
4.7% Senior Unsecured Debentures, Series C due 2015	298,177	298,177
Capital Lease Obligation — Bruce Power	170,609	170,609
Commercial paper and bank debt(4)	744,196	744,196

Total long-term debt	$1,212,982	$1,212,982

Total indebtedness	$1,312,974	$1,312,974

Shareholders’ equity
Share capital(5)	$1,062,714	$

	(365,718,923 shares)	( shares)
Contributed surplus	131,858	131,858
Retained earnings	2,153,315	2,153,315
Accumulated other comprehensive income	167,036	167,036

Total shareholders’ equity	3,514,923

Total capitalization	$4,827,897	$

(1)	Assuming no exercise of the Over-Allotment Option.

(2)	Short-term debt is comprised of short-term debt and the current portion of long-term debt.

(3)	The current portion of long-term debt is included under short-term debt. The general terms of the long-term indebtedness in the above table are set out in note 9 of the Consolidated Financial Statements.

(4)	Our commercial paper program is supported by a $500 million unsecured revolving credit facility that matures November 30, 2012. Accordingly, our commercial paper has been classified as long-term debt. The average interest rate on the commercial paper outstanding at December 31, 2008 was 2.7%.

(5)	An unlimited number of Common Shares, first preferred shares and second preferred shares are authorized. At January 31, 2009 there were 365,720,123 Common Shares outstanding. This does not include 18,889,279 Common Shares issuable pursuant to our stock option plan. During 2008, we issued 115,640 Common Shares pursuant to option exercises under our stock option plan. In addition, in 2008, 21,201,495 Common Shares were issued to the holders of the 5% Convertible Subordinated Debentures (the “Convertible Debentures”) who chose to exercise their conversion rights and on October 1, 2008, 3,090 Common Shares were issued upon redemption of the remaining Convertible Debentures.

Between December 31, 2008 and the date of this short form prospectus, there has been no material change in our outstanding share or debt capital.

USE OF PROCEEDS

The estimated net proceeds to us from this Offering, after payment of the Underwriters’ fee and the estimated expenses of this Offering, will be approximately $           (approximately $           if the Underwriters exercise the Over-Allotment Option in full). The net proceeds of the Offering will be used to strengthen our capital position and enhance our financial flexibility in order to allow us to take advantage of opportunities that may emerge from the current industry environment, and for general corporate purposes.

DESCRIPTION OF SECURITIES

Our authorized share capital consists of an unlimited number of first preferred shares without nominal or par value (the “First Preferred Shares”), issuable in series (none of which are outstanding); an unlimited number of second preferred shares without nominal or par value (the “Second Preferred Shares”), issuable in series (none of which are outstanding); an unlimited number of Common Shares without nominal or par value, of which, at January 31, 2009, 365,720,123 Common Shares were outstanding as fully paid and non-assessable shares; and one Class B Share (the “Class B Share”) of which one is outstanding as a fully paid and non-assessable share. In addition, as of January 31, 2009 there were stock options outstanding to acquire 7,119,355 Common Shares pursuant to our stock option plan. Our Articles contain provisions imposing restraints on the issue, transfer and ownership of our voting securities. See “Restrictions on Ownership and Voting” below. The following is a summary of the material provisions attaching to these classes of shares.

Description of Share Capital

Common Shares

Subject to the limitations described below, the holders of our Common Shares are entitled to one vote per Common Share on all matters to be voted on by the shareholders at any meetings of shareholders (other than at meetings of only holders of some other class or series), and are entitled to receive such dividends as may be declared by our board of directors. The Common Shares are subordinate to the rights of the holders of each series of the First Preferred Shares and Second Preferred Shares that may be outstanding as to payment of dividends and to the distribution of assets in the event of our liquidation, dissolution or winding up or any other distribution of our assets among shareholders for the purpose of winding up our affairs. The holders of our Common Shares have no pre-emptive, redemption, purchase or conversion rights in respect of such shares. Except as described under “Restrictions on Ownership and Voting” below, non-residents of Canada who hold Common Shares have the same rights as shareholders as residents of Canada.

Class B Share

The holder of the Class B Share, the Province of Saskatchewan (the “Province”), is entitled to receive notice of and to attend all meetings of shareholders including meetings of any class or series thereof but does not have the right to vote at any such meeting other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class, except on any proposal to: (i) amend Part I of Schedule B of the Articles; (ii) amalgamate that would effect an amendment to Part I of Schedule B of the Articles; or (iii) amend the Articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the Articles provides that (A) our registered office and head office operations must be located in the Province, (B) all of our executive officers (vice-chairman of the board, chief executive officer, chief operating officer, chief financial officer and president), except for the chairman of our board, and substantially all of our senior officers (vice presidents) must be ordinarily resident in the Province, and (C) all annual meetings of our shareholders must be held at a place in the Province. The holder of the Class B Share is entitled to request and receive information from us for the purpose of determining whether the provisions of Part I of Schedule B of the Articles are being complied with. The holder of the Class B Share does not have the right to receive any dividends declared by us. Subject to the prior rights of each series of First Preferred Shares and Second Preferred Shares, the holder of the Class B Share ranks equally with holders of our Common Shares with respect to the distribution of assets in the event of our liquidation, dissolution or winding up. The holder of the Class B Share has no pre-emptive, redemption, purchase or conversion rights in respect of such share. The Class B Share is non-transferable.

First Preferred Shares

The First Preferred Shares are issuable from time to time in one or more series and our board of directors may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The First Preferred Shares of each series will rank equally with the shares of every other series of First Preferred Shares and prior to the Second Preferred Shares, the Common Shares and the Class B Share with respect to the payment of dividends and the distribution of our assets in the event of liquidation, dissolution or winding up and may carry voting rights.

Second Preferred Shares

The Second Preferred Shares are issuable from time to time in one or more series and our board of directors may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The Second Preferred Shares of each series will rank equally with the shares of every other series of Second Preferred Shares and prior to the Common Shares and the Class B Share with respect to the payment of dividends and the distributions of our assets in the event of liquidation, dissolution or winding up and may carry voting rights.

Restrictions on Ownership and Voting

Limits on the Holdings of Residents and Non-Residents of Canada

The Articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada), as amended (the “ENL Reorganization Act”), contain provisions imposing constraints on the issue, transfer and ownership, including joint ownership, of our voting securities so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of voting securities. The constraints affect our Common Shares.

Specifically, no resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 25% of the votes that may ordinarily be cast to elect our directors. Similarly, no non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 15% of the votes that may ordinarily be cast to elect our directors. Further, the votes attaching to our securities held, beneficially owned or controlled, directly or indirectly, by all non-residents of Canada together, and cast at any meeting of our shareholders will be counted or pro-rated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by the shareholders at that meeting. In certain prior years, including in 2008, we have limited the counting of votes cast by non-residents of Canada at our annual shareholder meeting to abide by this restriction, which resulted in non-residents of Canada receiving less than one vote per share.

Enforcement

In order to give effect to such constraints, the Articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends and other distributions to shareholders, prohibitions against the issue and transfer of securities and suspension of all remaining shareholders’ rights.

The provisions allow us to require holders, proposed transferees or other subscribers for voting securities and certain other persons to furnish shareholder declarations as to residence, ownership of voting securities and certain other matters relative to the enforcement of the restrictions. We are precluded from issuing or registering a transfer of any voting securities where a contravention of the resident or non-resident ownership restrictions would result.

If and when we have reason to believe, whether through shareholder declarations filed with us or our books and records or those of our registrar and transfer agent or otherwise, that voting securities are held by a shareholder in contravention of the resident or non-resident ownership restrictions, we have the power to suspend all rights of the shareholder in respect of all securities held, other than the right to transfer them, not earlier than 30 days after first sending of notice to the shareholder, unless the voting securities so held have been disposed of by the shareholder and we have been so advised.

Other Restrictions

The ENL Reorganization Act places certain other restrictions on us, including prohibition against applying for continuance in another jurisdiction and a prohibition against our enacting articles of incorporation or by-laws containing provisions inconsistent with the provisions included in the ENL Reorganization Act. The ENL Reorganization Act provides that the Articles must contain restrictions on us including a prohibition against our creating restricted shares (generally a participating share containing restrictive voting rights) and the requirement that we maintain our registered office and head office operations within the Province.

The Saskatchewan Mining Development Corporation Reorganization Act also requires us to maintain our registered office and head office operations (generally all executive, corporate planning, senior management, administrative and general management functions) within the Province.

PLAN OF DISTRIBUTION

Under an underwriting agreement dated as of February           , 2009 (the “Underwriting Agreement”) between us and the Underwriters for whom BMO and RBC DS are acting as representatives (the “Representatives”), we have agreed to sell, and the Underwriters have severally agreed to purchase from us, the Common Shares offered hereby on or about March 5, 2009, or such other date as we and the Underwriters may agree, but, in any event, no later than March 31, 2009, at a price of $     per Common Share for a total consideration of $           payable in cash against delivery of           Common Shares (assuming no exercise of the Over-Allotment Option).

The obligations of the Underwriters under the Underwriting Agreement are several and neither joint nor joint and several and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares offered hereby if any of such Common Shares are purchased under the Underwriting Agreement.

The price of the Common Shares offered hereby was established by negotiation between us and the Underwriters.

We have granted to the Underwriters the Over-Allotment Option, which is exercisable at any time, in whole or in part for a period of 30 days from the date of closing and pursuant to which the Underwriters may purchase up to an additional 15% of the number of Common Shares provided for in the Underwriting Agreement on the same terms as set forth above solely to cover over-allotments, if any. This short form prospectus qualifies the grant of the Over-Allotment Option and the issuance of Common Shares on the exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The expenses of this Offering, not including the Underwriters’ fee, are estimated to be $           and are payable by us. The Underwriters will receive a fee of $           ($     per Common Share or    % of the gross proceeds) for the services performed in connection with this Offering (assuming no exercise of the Over-Allotment Option). In respect of the Over-Allotment Option, we will pay to the Underwriters a fee equal to    % of the gross proceeds realized on the exercise of the Over-Allotment Option, being $           per Common Share.

This Offering is being made concurrently in each of the provinces and territories of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by securities regulatory authorities in the United States and Canada. Each of the Underwriters will offer the Common Shares for sale in the United States and Canada either directly or through their respective broker-dealer affiliates or agents registered in each jurisdiction. No securities will be sold in any province or territory of Canada except by a dealer appropriately registered under the securities laws of that jurisdiction or pursuant to an exemption from the registered dealer requirements of the securities laws of that jurisdiction. Subject to applicable law and the terms of the Underwriting Agreement, the Underwriters may offer the Common Shares outside the United States and Canada.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable Canadian securities legislation, and to contribute to payments that the Underwriters may be required to make in respect thereof.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase our Common Shares other than pursuant to the Underwriting Agreement. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities.

In connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares offered hereby at levels other than those which otherwise might prevail on the open market, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Common Shares while this Offering is in progress. These transactions may also include making short sales of the Common Shares, which involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in this Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing our Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market compared to the price at which they may purchase Common Shares through the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in this Offering.

As a result of these activities, the price of the Common Shares offered hereby may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, NYSE, in the over-the-counter market or otherwise.

Our outstanding Common Shares are listed on the TSX under the symbol “CCO” and on the NYSE under the symbol “CCJ”.

We have agreed that we will not, without the prior written consent of the Representatives on behalf of the Underwriters, such consent not to be unreasonably withheld, from the date of the Underwriting Agreement and ending a period of 90 days from the closing of the Offering, issue, offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares, or any securities convertible into or exchangeable for Common Shares; provided that the we may (i) issue Common Shares or securities convertible into or exchangeable for Common Shares pursuant to any equity incentive plan, stock ownership or purchase plan, dividend reinvestment plan or other equity plan in effect on the date of the Underwriting Agreement, (ii) issue Common Shares issuable upon the conversion, exchange or exercise of convertible or exchangeable securities or the exercise of warrants or options outstanding on the date of the Underwriting Agreement, or (iii) issue Common Shares or other securities convertible into Common Shares in connection with an acquisition of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions provided that, except in the circumstances of an unsolicited bid, any such securities issued may not be subsequently disposed of until 60 days after the date of the Underwriting Agreement.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing will be held on March 5, 2009 or such other date as may be agreed upon by us and the Underwriters, but, in any event, not later than March 31, 2009.

The Underwriters propose to offer the Common Shares initially at the offering price specified on the cover of this short form prospectus. After the Underwriters have made a reasonable effort to sell all such Common Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Common Shares is less than the gross proceeds paid to us by the Underwriters.

It is expected that delivery of the Common Shares offered hereby will be made against payment for them on or about the date stated on the cover page of this short form prospectus, which will be the fifth business day following the date of pricing of such Common Shares (that is, on a “T + 5” settlement cycle). Pursuant to Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade such Common Shares on the date of pricing or the next succeeding business day will be required, because such Common Shares initially will settle on a T + 5 basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor in connection with that election.

The Underwriters have in the past and may in the future provide various financial advisory, investment banking and commercial banking services for us and our affiliates in the ordinary course of business for which they have received and will receive customary fees and commissions.

Relationship Between Us and Certain of the Underwriters

BMO and RBC DS are affiliates of Canadian chartered banks that are members of a syndicate of financial institutions that has provided us with (i) a $500 million unsecured revolving credit facility maturing in June 2010 (the “2010 Facility”), and (ii) a $500 million unsecured revolving credit facility maturing in November 2012 (the “2012 Facility”). In addition, RBC DS is an affiliate of a Canadian chartered bank that has provided us with unsecured revolving credit facilities totaling $240 million (the “Revolver,” and together with the 2010 Facility and the 2012 Facility, the “Credit Facilities”).

The affiliates of BMO and RBC DS have committed $150 million and $450 million, respectively, to the Credit Facilities. Consequently, we may be considered to be a “connected issuer” of BMO and RBC DS under applicable securities laws. As at February 17, 2009, we were indebted to the parent banks of BMO and RBC DS under the Credit Facilities in an aggregate amount of approximately $434.0 million. We are currently in compliance in all material respects with the terms of the Credit Facilities and no breach thereof has been waived by the lenders thereto. Our financial position has not changed materially since the indebtedness under the Credit Facilities was incurred.

The decision to distribute the Common Shares, including the terms of the Offering, was made through negotiations between us and the Underwriters. The banking affiliates of BMO and RBC DS did not have any involvement in such decision or determination.

As a consequence of the Offering, BMO and RBC DS will receive a portion of the Underwriters’ fee and reimbursement of certain expenses.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the Common Shares offered hereby described in this short form prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the Common Shares offered hereby that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospective Directive) subject to obtaining the prior consent of the Representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Common Shares shall result in a requirement for the publication by us or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each purchaser of the Common Shares offered hereby located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares offered hereby, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of Common Shares through any financial intermediary on our behalf, other than offers made by the Underwriters with a view to the final placement of the Common Shares as contemplated in this short form prospectus. Accordingly, no purchaser of the Common Shares offered hereby, other than the Underwriters, is authorized to make any further offer of such Common Shares on behalf of us or the Underwriters.

Notice to Prospective Investors in the United Kingdom

This short form prospectus is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any Common Shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This short form prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this short form prospectus relates is available only to relevant persons and will be engaged in only with relevant persons. This short form prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom.

Notice to Prospective Investors in Switzerland

The Common Shares offered hereby may not and will not be publicly offered, distributed or redistributed on a professional basis in or from Switzerland, and neither this short form prospectus nor any other solicitation for investments in such Common Shares may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This short form prospectus may not be copied, reproduced, distributed or passed on to others without the Underwriters’ prior written consent. This short form prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Federal Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this short form prospectus may not comply with the information required under the relevant listing rules. The Common Shares offered hereby have not been and will not be approved by any Swiss regulatory authority. The Common Shares offered hereby have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our securities.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Osler, Hoskin & Harcourt LLP, our counsel, and Borden Ladner Gervais LLP, Canadian counsel to the Underwriters, the following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, the Common Shares pursuant to this Offering and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”), (1) deals at arm’s length with us; (2) is not affiliated with us, the Underwriters or a subsequent holder of our Common Shares; and (3) holds the Common Shares as capital property (a “Holder”). Generally, the Common Shares will be capital property to a Holder provided the Holder does not acquire or hold those Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, and counsels’ understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, purchasers should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the application of the Tax Act is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This portion of the summary is not applicable to (i) a Holder that is a “specified financial institution”; (ii) a Holder, an interest in which is a “tax shelter investment”; (iii) a Holder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; or (iv) a Holder to whom the “functional currency” reporting rules apply, each as defined in the Tax Act. Such Holders should consult their own tax advisors.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received or deemed to be received on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received or deemed to be received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by us as “eligible dividends” in accordance with the provisions of the Tax Act. Although we currently anticipate that all dividends to Resident Holders will be designated as “eligible dividends”, it is possible that such dividends may not be so designated. A dividend received by a Resident Holder that is a corporation must be included in computing its income but generally will be deductible in computing the corporation’s taxable income.

A Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Dispositions

Generally, on a disposition or deemed disposition of a Common Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or the deemed disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may be reduced by the amount of dividends received or deemed to have been received by it on such share, to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on investment income, including taxable capital gains realized and dividends received in respect of the Common Shares (but not dividends that are deductible in computing taxable income).

Alternative Minimum Tax

Capital gains realized on the disposition of Common Shares by a Resident Holder who is an individual may give rise to a liability to pay alternative minimum tax.

Eligibility for Investment

The Common Shares would, if issued on the date hereof and listed on a “designated stock exchange”, as defined in the Tax Act, (which includes the TSX and the NYSE) or, if we continue to qualify as a “public corporation” for purposes of the Tax Act, be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, deferred profit sharing plan, registered disability savings plan and a tax-free savings account (“TFSA”). Notwithstanding that the Common Shares may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax on the Common Shares held in the TFSA if such Common Shares are a “prohibited investment” for that TFSA. The Common Shares will generally be a “prohibited investment” if the holder of the TFSA does not deal at arm’s length with us for the purposes of the Tax Act or the holder of the TFSA has a “significant interest” (within the meaning of the Tax Act) in us or a corporation, partnership or trust with which we do not deal at arm’s length for the purposes of the Tax Act.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Common Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by us will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a resident of the United States and is entitled to benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of a Common Share, unless the Common Share is or is deemed to be “taxable Canadian property” to the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, provided the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX and the NYSE) at the time of disposition, the Common Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued Common Shares or any other class of our shares. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares would be deemed to be taxable Canadian property. Non-Resident Holders whose Common Shares constitute taxable Canadian property should consult with their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of material U.S. federal income tax consequences to a U.S. Holder (as defined below) relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this short form prospectus. This summary provides only general information and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, state and local, and foreign tax consequences arising from or relating to the acquisition, ownership and disposition of the Common Shares.

No ruling from the Internal Revenue Service (“IRS”) has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, or disposition of the Common Shares. Because the authorities on which this summary is based are subject to various interpretations, the IRS could successfully challenge one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, U.S. Treasury Regulations promulgated under the Code, published IRS rulings and administrative positions, U.S. judicial decisions, and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, as amended (the “Canada-U.S. Tax Treaty”), in each case, as in effect and available as of the date of this short form prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia, (c) an estate if the income of the estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of the Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a functional currency other than the U.S. dollar; (e) U.S. Holders subject to the alternative minimum tax provisions of the Code; (f) U.S. Holders that own the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired the Common Shares through the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold the Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; and (i) U.S. Holders that own directly, indirectly or constructively, 10% or more of our voting securities. A U.S. Holder that is subject to special provisions under the Code, including a U.S. Holder described above, should consult its own tax advisor regarding the U.S. federal, state and local, and foreign tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to the partnership and the partners of the partnership generally will depend on the activities of the partnership and the status of its partners. A partner of an entity that is classified as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. estate, state, local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. estate, state, local and foreign tax consequences arising from and relating to the acquisition, ownership, and disposition of the Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

Subject to the possible application of the passive foreign investment company (“PFIC”) rules described below at “— Passive Foreign Investment Company Rules,” a U.S. Holder that receives a distribution, including a constructive distribution or a taxable stock distribution, with respect to the Common Shares generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated earnings and profits (as computed for U.S. federal income tax purposes). To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for the taxable year, the distribution will first be treated as a tax-free return of capital, reducing the adjusted basis of the Common Shares with regard to which the distribution was made, and to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common Shares. We do not intend to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Dividends paid on the Common Shares will not be eligible for the dividends received deduction allowed to corporations under the Code with respect to dividends received from U.S. corporations. Dividends will be income from sources outside the United States, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

For taxable years beginning before January 1, 2011, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if, among other requirements, (a) we are a “qualified foreign corporation” (a “QFC,” as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend). We generally will be a QFC if (a) we are eligible for the benefits of the Canada-U.S. Tax Treaty, or (b) the Common Shares are readily tradable on an established securities market in the U.S., within the meaning provided in the Code. However, even if we satisfy one or both of such requirements, we may not be treated as a QFC if we are classified as a PFIC (as discussed below at “— Passive Foreign Investment Company Rules”) for the taxable year during which we pay the applicable dividend or for the preceding taxable year. As discussed below at “— Passive Foreign Investment Company Rules,” we believe that we should not be treated as a PFIC for the 2008 taxable year, our current taxable year or in future years, and accordingly, dividends paid on the Common Shares are expected to be eligible for such preferential tax rates. If we are not a QFC, a dividend paid by us to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules to such holder’s particular circumstances.

Distribution of Canadian Dollars

The amount of a distribution paid in Canadian dollars generally will be equal to the U.S. dollar value, based on the spot Canadian dollar/U.S. dollar exchange rate of such distribution on the date the distribution is includible in the U.S. Holder’s income. A U.S. Holder that does not convert Canadian dollars received as a distribution into U.S. dollars on the date of the distribution is includible in income generally will have a tax basis in such Canadian dollars equal to the U.S. dollar value of such Canadian dollars on that date. Such a U.S. Holder generally will recognize ordinary gain or loss on the subsequent sale or other taxable disposition of such Canadian dollars (including an exchange for U.S. dollars). Such gain or loss will generally be treated as income or loss from sources within the United States, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the possible application of the PFIC rules described below at “— Passive Foreign Investment Company Rules,” a U.S. Holder will recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares that is treated as a sale or exchange for U.S. federal income tax purposes equal to the difference, if any, between (a) the U.S. dollar value of the amount realized on such sale or exchange and (b) such U.S. Holder’s adjusted tax basis in the Common Shares. A U.S. Holder’s adjusted tax basis in its Common Shares will generally be the cost to the holder of the shares, determined in U.S. dollars. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Such gain or loss will generally be treated as income or loss from sources within the United States, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

In certain circumstances, amounts received by a U.S. Holder upon the redemption of Common Shares may be treated as a distribution with respect to Common Shares, rather than as a payment in exchange for Common Shares that results in the recognition of capital gain or loss, as described above. In these circumstances, the redemption payment would be included in gross income as a dividend to the extent that such payment is made out of our current or accumulated “earnings and profits” (for a discussion regarding the U.S. federal income tax treatment of distributions with respect to Common Shares, see “— Distributions on Common Shares” above). The determination of whether a redemption of Common Shares will be treated as a distribution with respect to Common Shares rather than as a payment in exchange for Common Shares, will depend upon whether and to what extent the redemption reduces the U.S. Holder’s percentage ownership interest in us. The rules applicable to redemptions are complex, and each U.S. Holder should consult its own tax advisor to determine whether in the U.S. Holder’s own particular case a redemption of Common Shares will be treated as a distribution with respect to Common Shares or as a payment in exchange for the Common Shares.

Foreign Tax Credit

U.S. Holders may be subject to Canadian withholding tax on payments received from us with respect to the Common Shares. A U.S. Holder may be eligible, for U.S. federal income tax purposes, for a deduction or credit for such taxes paid. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of the foreign tax credit rules to such holder.

Passive Foreign Investment Company Rules

Special, generally unfavorable rules apply to the ownership and disposition of the stock of a PFIC. For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC if (a) at least 75% of its gross income in a taxable year is “passive” income, or (b) at least 50% of the value of its assets in a taxable year (based on an average of the quarterly values of its assets for the taxable year) is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes dividends, royalties, rents, annuities, interest, gains from commodities transactions and net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities. Active business gains arising from the sale of commodities generally are excluded from “passive income” if (i) the gains arise from the sale of the commodity in the active conduct of a commodities business and (ii) substantially all of the corporation’s commodities are comprised of stock in trade and inventory, real and depreciable property used in its trade or business, or supplies of a type normally consumed in the course of its business. In determining whether we are a PFIC, we are required to take into account a pro rata portion of the income and assets of each corporation of which we own, directly or indirectly, at least 25% by value.

Based on our current estimates and projections of the composition of our income and the value of our assets, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes for the 2008 taxable year, for our current taxable year or in future years. However, this conclusion is a factual determination made annually and thus may be subject to change. Since our PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year. Moreover, we cannot predict whether the composition of our income and assets will cause us to be treated as a PFIC in any future taxable year. Accordingly, no assurance can be given that we are not, or will not become, a PFIC.

Generally, if we are or have been treated as a PFIC for any taxable year during a U.S. Holder’s holding period of Common Shares, unless the holder has made a mark-to-market election or a qualified electing fund election (“QEF Election”) (as described below), any “excess distribution” with respect to Common Shares would be allocated rateably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the “excess distribution” and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations in such taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Distributions made in respect of Common Shares during a taxable year will be “excess distributions” to the extent they exceed 125% of the average of the annual distributions on Common Shares received by the U.S. Holder during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

Generally, if we are treated as a PFIC for any taxable year during which a U.S. Holder owns Common Shares, unless the holder made a mark-to-market election or QEF Election (as described below), any gain on the disposition of the Common Shares would be treated as an excess distribution and would be allocated rateably over the U.S. Holder’s holding period and subject to taxation and interest charges in the same manner as described in the preceding paragraph.

In addition, if we are a PFIC and we own shares of another foreign corporation that is also a PFIC, under certain indirect ownership rules, a disposition (or deemed disposition) of the shares of such other foreign corporation or a distribution received by us from such other corporation generally may be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, respectively. Any such indirect disposition or indirect distribution would generally be subject to the excess distribution rules described above. To the extent that a U.S. Holder is subject to tax with respect to an indirect distribution or indirect disposition as described above, certain coordination rules apply that are intended to prevent a U.S. Holder from being subject to additional U.S. federal income tax with respect to such amounts. The indirect distribution and indirect disposition rules are complex and each U.S. Holder should consult with its own tax advisor regarding the classification of any of our subsidiaries as PFICs and the potential application of such rules to them in their particular circumstances.

If we were a PFIC and a U.S. Holder made a mark-to-market election with respect to our Common Shares, some of the adverse tax consequences of holding stock in a PFIC described above may be mitigated. A U.S. holder that holds stock of a PFIC generally may make a mark-to-market election with respect to its stock if the stock constitutes marketable stock. Marketable stock is stock that is regularly traded (other than in de minimis quantities) on a U.S. or non-U.S. exchange or other market that the U.S. Treasury Department determines has trading, listing, financial disclosure, and other rules adequate to carry out the purposes of the mark-to-market election. The Common Shares should constitute marketable stock with respect to which a mark-to-market election could be made. In such case, a U.S. holder would generally include as ordinary income or loss the difference between the fair market value of the Common Shares at the end of the taxable year and the adjusted tax basis of the Common Shares (but loss could only be included to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. holder made the election, the U.S. holder’s tax basis in the Common Shares would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Common Shares would be treated as ordinary income. A mark-to-market election may not be made with respect to the stock of any subsidiary of ours that is a PFIC and that such U.S. Holder is treated as owning. Hence, the mark-to-market election is not expected to be effective to eliminate the interest charge described above with respect to such subsidiary PFICs if we are a PFIC. U.S. Holders should consult their own tax advisors regarding the availability and advisability of making a mark-to-market election with respect to the Common Shares in their particular circumstances.

If we were a PFIC and a U.S. Holder made a QEF Election with respect to our Common Shares, some of the adverse tax consequences of holding stock in a PFIC described above may be mitigated. If a U.S. Holder were eligible for and timely made a valid QEF Election, such holder would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains, but not losses. We do not currently intend to provide U.S. Holders with the information that would be required to make a QEF Election effective.

Each U.S. Holder should consult its own tax advisor regarding our status as a PFIC, the possible effect of the PFIC rules to such holder, as well as the availability of any election that may be available to such holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Information Reporting; Backup Withholding

Dividend payments with respect to Common Shares and proceeds from the sale, exchange or redemption of Common Shares may be subject to information reporting to the IRS and possible U.S. backup withholding tax (currently at a 28% rate). Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or to a U.S. Holder who is otherwise exempt from backup withholding. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if a U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the application of the information reporting and backup withholding rules to such holder.

PRIOR SALES

The following table summarizes our issuances of Common Shares within the 12 months prior to the date of this short form prospectus, all of which reflect issuances pursuant to the exercise of rights attached to stock options or the Convertible Debentures.

Date	Security	Price per Security ($)	Number of Securities

February 1 – 17, 2009	Common Shares(1)	4.805	6,600
January 2009	Common Shares(1)	4.805	1,200
December 2008	Common Shares(1)	6.178	32,500
November 2008	Common Shares(1)	10.513	3,600
October 2008	Common Shares(2)	25.240	3,090
September 2008	Common Shares(2)	10.830	21,047,991
August 2008	Common Shares(1)	4.805	1,800
August 2008	Common Shares(2)	10.830	127,198
July 2008	Common Shares(1)	11.051	9,480
July 2008	Common Shares(2)	10.830	18,922
June 2008	Common Shares(1)	5.620	4,200
May 2008	Common Shares(1)	7.143	13,200
May 2008	Common Shares(2)	10.830	3,692
April 2008	Common Shares(1)	18.030	10,140
April 2008	Common Shares(2)	10.830	3,692
March 2008	Common Shares(1)	8.544	8,920
February 2008	Common Shares(1)	4.925	18,000

(1)	Issued upon exercise of our previously issued stock options. Price per security with respect to the exercise of stock options is based on the weighted monthly average.

(2)	Issued to holders of the Convertible Debentures upon exercise of conversion rights.

Within the 12 months prior to the date of this short form prospectus, we granted 1,154,015 stock options at an average exercise price of $38.82. An aggregate of 426,850 stock options were either expired, terminated or were satisfied through cash payments or the issuance of Common Shares during the 12 months prior to the date of this short form prospectus.

MARKET FOR SECURITIES

Our outstanding Common Shares are listed for trading on the TSX under the symbol “CCO” and on the NYSE under the symbol “CCJ”.

The total monthly volume of trading and the monthly intra-day price ranges of our Common Shares on the TSX and the NYSE, respectively, for the period from February 1, 2008 to February 17, 2009 are set forth in the following tables:

Toronto Stock Exchange	High ($)	Low ($)	Monthly Volume
			(approximately in
			millions of shares)

February 1 – 17, 2009	21.37	17.80	31.1
January 2009	24.82	19.90	24.9
December 2008	22.95	17.55	43.6
November 2008	22.46	15.15	31.0
October 2008	23.96	14.33	57.0
September 2008	31.54	21.21	53.4
August 2008	37.15	29.25	28.3
July 2008	44.20	35.30	33.7
June 2008	44.38	37.07	33.5
May 2008	43.74	34.36	35.6
April 2008	39.26	33.39	31.9
March 2008	40.13	32.28	37.3
February 2008	39.63	31.39	45.7

New York Stock Exchange	High (US$)	Low (US$)	Monthly Volume
			(approximately in
			millions of shares)

February 1 – 17, 2009	17.50	14.06	35.8
January 2009	20.97	15.87	60.8
December 2008	18.80	13.50	58.7
November 2008	19.11	11.78	65.0
October 2008	22.62	12.00	129.1
September 2008	29.54	20.39	98.5
August 2008	36.16	27.56	70.2
July 2008	43.50	34.73	74.0
June 2008	43.60	36.33	65.8
May 2008	44.00	33.65	58.1
April 2008	38.87	32.56	52.7
March 2008	40.45	31.48	53.9
February 2008	40.63	31.21	69.9

LEGAL MATTERS

Certain legal matters relating to this Offering will be passed upon on our behalf by Osler, Hoskin & Harcourt LLP. The Underwriters have been represented by Borden Ladner Gervais LLP as to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP as to U.S. legal matters. At the date hereof, partners and associates of Osler, Hoskin & Harcourt LLP and Borden Ladner Gervais LLP own beneficially, directly or indirectly, less than 1% of any outstanding class of our securities.

INTEREST OF EXPERTS

All technical and scientific disclosure relating to McArthur River described in this short form prospectus is derived from the McArthur River Report, which was prepared under the supervision of David Bronkhorst, P. Eng., Charles R. Edwards, P. Eng., Alain G. Mainville, P. Geo., Gregory M. Murdock, P. Eng., and Leslie D. Yesnik, P. Eng., and has been included in reliance on the expertise of such individuals. All other technical and scientific disclosure relating to McArthur River and Key Lake incorporated by reference in this short form prospectus was also prepared by, or under the supervision of, one or more of these individuals. Each of these individuals is our employee, except for Mr. Edwards, who is our former employee.

All technical and scientific disclosure relating to Cigar Lake incorporated by reference in this short form prospectus was prepared by, or under the supervision of, one or more of C. Scott Bishop, P. Eng., Charles R. Edwards, P. Eng., Grant J.H. Goddard, P. Eng., Doug McIlveen, P. Geo., and Alain G. Mainville, P. Geo. Each of these individuals is our employee, except for Mr. Edwards, who is our former employee.

All technical and scientific disclosure relating to the Kumtor Mine incorporated by reference from the Annual Information Form is based on a technical report on the Kumtor mine dated March 28, 2008, which was prepared under the supervision of Strathcona Mineral Services Limited (“Strathcona”) and was written by Henrik Thalenhorst, P. Geo., Iain Bruce, P. Eng., and Dan Redmond, P. Geo., and has been included in reliance on the expertise of such persons. All other technical and scientific disclosure relating to the Kumtor Mine incorporated by reference in this short form prospectus was prepared by, or under the supervision of, Ian Atkinson, P. Geo. Messrs. Atkinson and Redmond are employees of Centerra.

Each of the individuals referenced above is a qualified person, as such term is defined in NI 43-101.

None of the persons referenced above, and in the case of Strathcona none of its directors, officers, employees or partners, received or will receive a direct or indirect interest in our property or in the property of any of our associates or affiliates. As at the date hereof, each of the persons referenced above, and in the case of Strathcona its directors, officers, employees and partners, beneficially own, directly or indirectly, less than 1% of any outstanding class of our securities.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Our auditors are KPMG LLP, Chartered Accountants, 600, 128 — 4th Avenue South, Saskatoon, Saskatchewan S7K 1M8. KPMG LLP reports that they are independent of us in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Saskatchewan and in accordance with the applicable rules and regulations of the SEC. KPMG LLP is registered with the Public Company Accounting Oversight Board. The Consolidated Financial Statements and our “Reconciliation to United States GAAP” relating to the Consolidated Financial Statements have been audited by KPMG LLP and are incorporated by reference herein in reliance on the authority of said firm as experts in auditing and accounting.

The Canadian registrar and transfer agent for our Common Shares is CIBC Mellon Trust Company through its offices at 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6. The U.S. registrar and transfer agent for our Common Shares is Mellon Investor Services LLC through its offices at 480 Washington Blvd., 27th Floor, Jersey City, New Jersey 07310.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this short form prospectus forms a part:

•	the documents referred to under the heading “Documents Incorporated by Reference”;

•	the underwriting agreement referred to under the heading “Plan of Distribution”;

•	consent of David Bronkhorst, P. Eng.;

•	consent of Charles R. Edwards, P. Eng.;

•	consent of Alain G. Mainville, P. Geo.;

•	consent of Gregory M. Murdock, P. Eng.;

•	consent of Leslie D. Yesnik, P. Eng.;

•	consent of Ian Atkinson, P. Geo.;

•	consent of Doug McIlveen, P. Geo.;

•	consent of C. Scott Bishop, P. Eng.;

•	consent of Henrik Thalenhorst, P. Geo.;

•	consent of Dan Redmond, P. Geo.;

•	consent of Iain Bruce, P. Eng.;

•	consent of Grant J.H. Goddard, P. Eng.;

•	consent of Strathcona;

•	consent of KPMG LLP;

•	consent of Osler, Hoskin & Harcourt LLP;

•	consent of Borden Ladner Gervais LLP; and

•	powers of attorney (included on the signature pages of the registration statement).

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC. Copies of this short form prospectus and the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200); Attention: Director, Legal Affairs, Securities Compliance.

In addition to the continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information reporting requirements of the U.S. Exchange Act, and in accordance therewith file reports with, and furnish other information to, the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The SEC also maintains a website, at www.sec.gov, that contains reports and other information we file with the SEC.

We will file with the SEC under the U.S. Securities Act a registration statement on Form F-10 relating to the securities being offered hereunder and of which this short form prospectus forms a part. This short form prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this short form prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification
     Under the Canada Business Corporations Act (the “CBCA”), a corporation may indemnify a present or former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may not indemnify an individual unless the individual (a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. The indemnification may be made in connection with an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual’s association with the corporation or other entity as described above, only with court approval and provided the individual fulfills the conditions set out in clauses (a) and (b) above. The aforementioned individuals are entitled to indemnification from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described above if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual described above ought to have done and provided the individual fulfills the conditions set out in clauses (a) and (b) above. A corporation may advance moneys to an individual described above for the costs, charges and expenses of a proceeding described above; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out in clauses (a) and (b) above.
     To the fullest extent permitted by the CBCA or otherwise by law, Bylaw No. 6 of the Registrant provides that the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant, or another individual who acts or acted at the Registrant’s request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity, provided the individual:
(a)	acted honestly and in good faith with a view to the best interests of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.
     The Registrant shall advance moneys to a director, officer or other individual for the costs, charges and expenses of such proceedings. The individual shall repay the moneys if the individual does not fulfill the conditions of (a) and (b) above.
     Bylaw No. 6 of the Registrant further provides that the above described indemnification provisions shall be an amplification of and in addition to, and not by way of limitation of or substitution for, any rights, immunities or protection conferred upon any director, officer or other person by any statute, law, matter or thing whatsoever.
     The Registrant maintains policies of insurance for its directors and officers and those of its subsidiaries. In aggregate the policy limit under current policies, which expire in June 2009, is Cdn$150 million, of which Cdn$50 million is available solely for reimbursement to directors and officers. Reimbursement coverage is subject to a Cdn$2.5 million deductible for each claim.

     Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
EXHIBITS
     The following exhibits have been filed as part of this registration statement.

Exhibit
Number	Description

3.1	Underwriting Agreement by and among the Registrant and BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., as Representatives of the several Underwriters.*

4.1	Annual Information Form of the Registrant for the year ended December 31, 2007 dated March 28, 2008, but expressly excluding the Registrant’s audited consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006 and management’s discussion and analysis of the Registrant for the year ended December 31, 2007, which were incorporated by reference therein (incorporated by reference to the Registrant’s annual report on Form 40-F (Commission File No. 1-14228) dated March 31, 2008).

4.2	Management Proxy Circular of the Registrant dated March 11, 2008 in connection with the Annual and Special Meeting of Shareholders held on May 15, 2008 (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated April 9, 2008).

4.3	Audited Consolidated Financial Statements (the “Consolidated Financial Statements”) of the Registrant as at December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007 and related notes, together with the auditors’ report thereon (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated February 17, 2009).

4.4	“Reconciliation to United States GAAP” relating to the Consolidated Financial Statements and related notes, together with the auditors’ report thereon (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated February 17, 2009).

4.5	Management’s Discussion and Analysis of the Registrant in respect of the Consolidated Financial Statements (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated February 17, 2009).

4.6	Material Change Report dated January 11, 2008 relating to the announcement that the Registrant’s Rabbit Lake operation resumed normal mining activities after sealing off the source of a water inflow (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated January 11, 2008).

4.7	Material Change Report dated July 7, 2008 relating to the receipt by the Registrant of regulatory approval to pump water out of the flooded Cigar Lake mine (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated July 7, 2008).

4.8	Material Change Report dated August 15, 2008 relating to the completion by the Registrant of its acquisition of a 70% interest in the Kintyre uranium exploration project in Western Australia for US$346.5 million (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated August 15, 2008).

4.9	Material Change Report dated August 18, 2008 relating to the suspension of remediation work at the No. 1 shaft at Cigar Lake after an increase in the rate of water inflow in the mine (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated August 18, 2008).

5.1	Consent of KPMG LLP.

Exhibit
Number	Description

5.2	Consent of Osler, Hoskin & Harcourt LLP.*

5.3	Consent of Borden Ladner Gervais LLP.*

5.4	Consent of David Bronkhorst, P. Eng.

5.5	Consent of Charles R. Edwards, P. Eng.

5.6	Consent of Alain G. Mainville, P. Geo.

5.7	Consent of Gregory M. Murdock, P. Eng.

5.8	Consent of Leslie D. Yesnik, P. Eng.

5.9	Consent of Ian Atkinson, P. Geo.*

5.10	Consent of Doug McIlveen, P. Geo.

5.11	Consent of C. Scott Bishop, P. Eng.

5.12	Consent of Henrik Thalenhorst, P. Geo.*

5.13	Consent of Dan Redmond, P. Geo.*

5.14	Consent of Iain Bruce, P. Eng.*

5.15	Consent of Grant J.H. Goddard, P. Eng.

5.16	Consent of Strathcona Mineral Services Limited.*

6.1	Powers of Attorney (included in Part III of this registration statement).

*	to be filed by amendment

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking.
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.
Item 2. Consent to Service of Process.
     Concurrently with the filing of this Registration Statement on Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this registration statement.

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SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Saskatoon, Province of Saskatchewan, Country of Canada, on the 18th day of February, 2009.

CAMECO CORPORATION
By:	/s/ GERALD W. GRANDEY
	Name:	Gerald W. Grandey
	Title:	President and Chief Executive Officer

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POWERS OF ATTORNEY
     Each person whose signature appears below hereby constitutes and appoints each of Gerald W. Grandey and O. Kim Goheen his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (unless revoked in writing) to sign this registration statement on Form F-10 to which this power of attorney is attached for purposes of registering the securities of the Registrant, and any and all amendments thereto (including post-effective amendments thereto), and all registration statements filed pursuant to Rule 429 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting to such attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as full to all intents and purposes as he lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated, on the 18th day of February, 2009.

/s/ GERALD W. GRANDEY	President and Chief Executive Officer and Director (Principal Executive Officer)
Gerald W. Grandey

/s/ O. KIM GOHEEN	Senior Vice-President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
O. Kim Goheen

Director
John S. Auston

/s/ JOHN H. CLAPPISON	Director
John H. Clappison

/s/ JOE F. COLVIN	Director
Joe F. Colvin

/s/ HARRY D. COOK	Director
Harry D. Cook

/s/ JAMES R. CURTISS	Director
James R. Curtiss

/s/ GEORGE S. DEMBROSKI	Director
George S. Dembroski

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/s/ NANCY E. HOPKINS	Director
Nancy E. Hopkins

/s/ OYVIND HUSHOVD	Director
Oyvind Hushovd

/s/ J.W. GEORGE IVANY	Director
J.W. George Ivany

Director
A. Anne McLellan

/s/ A. NEIL MCMILLAN	Director
A. Neil McMillan

/s/ ROBERT W. PETERSON	Director
Robert W. Peterson

/s/ VICTOR J. ZALESCHUK	Director
Victor J. Zaleschuk

III-4

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the U.S. Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of the Registrant in the United States, in the City of Eden Prairie, State of Minnesota, on February 18, 2009.

/s/ SCOTT MELBYE
Name: Scott Melbye

Title: Authorized Representative

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EXHIBIT INDEX

Exhibit
Number	Description

3.1	Underwriting Agreement by and among the Registrant and BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., as Representatives of the several Underwriters.*

4.1	Annual Information Form of the Registrant for the year ended December 31, 2007 dated March 28, 2008, but expressly excluding the Registered audited consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006 and management’s discussion and analysis of the Registrant for the year ended December 31, 2007, which were incorporated by reference therein (incorporated by reference to the Registrant’s annual report on Form 40-F (Commission File No. 1-14228) dated March 31, 2008).

4.2	Management Proxy Circular of the Registrant dated March 11, 2008 in connection with the Annual and Special Meeting of Shareholders held on May 15, 2008 (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated April 9, 2008).

4.3	Audited Consolidated Financial Statements (the “Consolidated Financial Statements”) of the Registrant as at December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007 and related notes, together with the auditors’ report thereon (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated February 17, 2009).

4.4	“Reconciliation to United States GAAP” relating to the Consolidated Financial Statements and related notes, together with the auditors’ report thereon (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated February 17, 2009).

4.5	Management’s Discussion and Analysis of the Registrant in respect of the Consolidated Financial Statements (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated February 17, 2009).

4.6	Material Change Report dated January 11, 2008 relating to the announcement that the Registrant’s Rabbit Lake operation resumed normal mining activities after sealing off the source of a water inflow (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated January 11, 2008).

4.7	Material Change Report dated July 7, 2008 relating to the receipt by the Registrant of regulatory approval to pump water out of the flooded Cigar Lake mine (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated July 7, 2008).

4.8	Material Change Report dated August 15, 2008 relating to the completion by the Registrant of its acquisition of a 70% interest in the Kintyre uranium exploration project in Western Australia for US$346.5 million (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated August 15, 2008).

4.9	Material Change Report dated August 18, 2008 relating to the suspension of remediation work at the No. 1 shaft at Cigar Lake after an increase in the rate of water inflow in the mine (incorporated by reference to the Registrant’s report on Form 6-K (Commission File No. 1-14228) dated August 18, 2008).

5.1	Consent of KPMG LLP.

5.2	Consent of Osler, Hoskin & Harcourt LLP.*

5.3	Consent of Borden Ladner Gervais LLP.*

5.4	Consent of David Bronkhorst, P. Eng.

5.5	Consent of Charles R. Edwards, P. Eng.

5.6	Consent of Alain G. Mainville, P. Geo.

5.7	Consent of Gregory M. Murdock, P. Eng.

5.8	Consent of Leslie D. Yesnik, P. Eng.

5.9	Consent of Ian Atkinson, P. Geo.*

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Exhibit
Number	Description
5.10	Consent of Doug McIlveen, P. Geo.

5.11	Consent of C. Scott Bishop, P. Eng.

5.12	Consent of Henrik Thalenhorst, P. Geo.*

5.13	Consent of Dan Redmond, P. Geo.*

5.14	Consent of Iain Bruce, P. Eng.*

5.15	Consent of Grant J.H. Goddard, P. Eng.

5.16	Consent of Strathcona Mineral Services Limited.*

6.1	Powers of Attorney (included in Part III of this registration statement).

*	to be filed by amendment

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